April 11, 2012

VIA EDGAR

Rebecca A. Marquigny, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:       Principal Life Insurance Company Separate Account B

            Principal Life Insurance Company

            Post-Effective Amendment No. 19 Under the Securities Act of 1933

            Amendment No. 148 Under the Investment Company Act of 1940

            File Nos. 333-116220 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”), which were communicated in a letter dated February 25, 2012, regarding Post-Effective Amendment No. 19 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 148 under the Investment Company Act of 1940 to the registration statement filed on Form N-4 (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the Commission on January 11, 2012 pursuant to Rule 485(a) under the 1933 Act.  Capitalized terms have the same meanings given them in the Post-Effective Amendment.  Changes in response to the Staff comments as described below will be made by the Registrant in a post-effective amendment to the registration statement that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

The Company’s response to the Staff’s comments are set forth below.  In addition, Company made changes for all applicable comments from the Staff’s March 6, 2012, PLIS letter.  For convenience, each response is preceded by the applicable Staff comment.  Attached to this response letter is a blackline draft of the prospectus (compared to the January 11, 2012 version filed with the Post-Effective Amendment).  Page number references are from the attached, blackline draft of the prospectus.

RESPONSES TO STAFF COMMENTS

COMMENT 1.         Cover  Page: Required Disclosure.

                                 a.   Item  1(a)(v).  Please  include  the  statement  that  all  additional  information, not just  the  Statement of Additional  Information,  is  available  without  charge.

                                 RESPONSE:  The words “and all additional information” are added to the sentence offering a free copy of the SAI on page 1 of the prospectus.

                                 b.   Item  1(a)(viii).  Please  show  the  names  of  all  the  portfolio companies  on the  outside  cover page per Item  1(a)(viii).  The  staff  would  not  object  if the  list  of funds  is  shown on the  inside  cover  if it does  not  fit  on the  outside  front  cover page.  See  Form  N-4, General  Instruction  J.4(a).  Please  keep the  list  of funds, the  footnote  references, and  the  footnote  text  on  the  same  page  so  all  relevant information  appears  together.  Finally, please  rewrite  the  text  of footnote  2  in  plain  English. Specifically, state  that  fund  of funds  expenses  may  be  higher than other fund  types  because  the expenses  of  the  selected  fund  include  the  expenses  of the  funds  it  holds.

                                 RESPONSE:  The names of all the portfolio companies, the footnote reference, and the footnote text are now all together on page 2 of the prospectus.  Footnote 2 is revised.

                                 c.   Bonus  Credit  Disclosure.  Please  move  the  cautionary  disclosure  about  the  credit  feature  from page  2 to  the  front  cover page  and  bold, underline  or  otherwise  highlight  the  3rd and 4th sentences  in the  gray  box.

                                 RESPONSE:  The disclosure in the gray box regarding the Premium Payment Credit Rider is now on page 1 of the prospectus, and the 3rd and 4th sentences in the gray box are now in bold.

                                 d.   Additional  Cover  Page  Disclosure.  The  inside  cover  page  disclosure  (p. 2) says  certain  Contract features  and  investment  options  are  not  available  to  all  purchasers  but  does  not  clearly identify  which ones.  Expressly name  the  features  and  options  that  are  not  available  to  all  purchasers  or clearly  state how  a  prospective  purchaser  can find  this  information  (e.g., provide  a  toll-free  number to call  for details  or cross-reference  to  the  prospectus  section  that  provides  the  relevant  availability information).   Also, please  confirm  that  the  prospectus  describes  all  material  variations  among various  jurisdictions  or brokers  offering and selling the  policy.

                                 RESPONSE:  We outline the material state variations in the prospectus.  Currently, we have no broker offering variations; this language is for potential offerings in the future.  Last, we added an 800 number if a customer has any questions.

COMMENT 2.         Glossary  (pp. 6-7).

                                 a.   Generally.  Currently, defined terms  are  hard  to identify in the  body of the  prospectus  because they  do not stand  out  visually  and may have  an ordinary  meaning as  well.  Please  make  defined terms visually  distinguishable  from  the  rest  of the  prospectus  text  each  time  they  appear (e.g., bold, italicized, CAPITALIZED,  underlined, etc.).  Also, please  add definitions  for “APR”  and “Cash Surrender Value”  which  are  not  explained until  page  49.

                                 RESPONSE:  Defined terms are now italicized throughout the prospectus, except in the Table of Contents and headings.  “APR” and “Cash Surrender Value” are now defined.

                                 b.   Accumulated  Value.  The  definitions  of Accumulated  Value, DCA  Plus  Accumulated Value, Fixed  Account  Accumulated Value, and Separate  Account  Division Accumulated Value  are  all circular.  Please  define  them  independently.

                                 RESPONSE:  The definitions for these 4 terms are revised and defined independently.

                                 c.   DCA  Plus  Account.  Please  clarify  that  the  DCA  Plus  Account  guarantees  the  rate  of interest  a contractowner earns  on  assets  in  the  account,  not  the  amount  of interest  those  assets  will  earn.

                                 RESPONSE:  The definition of “DCA Plus Account” is revised to reflect this.

COMMENT 3.         Fee  Table  Presentation: Generally  (pp. 8-11).

                                 a.   Consistent  Terminology.  In the  tables, please  call  each  charge  by  the  same  name  it  is  called  in the  prospectus  (e.g., “Surrender Charge”  rather than “Highest  deferred surrender charge).   Likewise, consider  adopting a unique  name  for  one  of  the  two  Transaction  Fee  charges  so investors  do not  get confused.

RESPONSE:           We revised the fee table and now just use the term “Surrender Charge.”  Further, we combined the 2 transaction fees into one row, but cannot rename them, as this would be inconsistent and confusing with the data page of our contract.

                                 b.   Extraneous  Table  Text.  Please  limit  the  text  in  the  table  and, wherever possible, present  only numerical  information  in  the  2nd  and 3rd  columns.  For example,  in the  Transaction  Expense  Table’s 3rd line  item  (“Transaction  Fees  for each  unscheduled partial  surrender”),  consider substituting “the amount  surrendered”  for “each  unscheduled partial  surrender”  and moving the  remaining  text  to  the 1st column or  a  footnote.  Likewise,  for State  Premium  Taxes, all  of the  information  after the  word “NOTE”  could be  moved to  a  footnote.

                                 RESPONSE:  We revised the tables and limited the text as much as possible, moving language to footnotes.

                                 c.   Consistent  Presentation.  Please  use  the  same  2-column, “Maximum”  and “Current”  presentation for all  charges  (including the  Annual  Fee).

                                 RESPONSE:  We made this change.

COMMENT 4.         Transaction  Expense  Table  &  Footnotes  (pp. 8, 11).  Instruction  12  to Item  3 states  that  “[i]f  the Registrant  (or  any  other  party  pursuant  to an agreement  with the  Registrant) charges  any  other transaction fee,”  the  maximum  charge  for that  fee  should be disclosed  in  the  table.  (Emphasis added).  The  table  does  not  include  a  line  item  representing  the  fund  level  transfer  charges  described in  Footnote  4.  Rather, Footnote  4 says  the  Separate  Account  may  assess  fund  level  transfer  fees  in the  future  in  addition  to the  transaction  charges  in  the  table.   It  says  Principal  also  may  deduct  the cost  of  any future  transaction  charges  the  Separate  Account  or underlying  funds  adopt  in  response  to regulatory  requirements.  What  is  the  purpose  of  this  disclosure?  Is  Principal  trying  to  reserve  the right  to  pass  on  a  specific  regulatory  expense?  Please  explain in  supplementary  correspondence  to the  Staff.

                                 RESPONSE:  In today’s rapidly changing regulatory environment, we are unsure what future fees federal or state regulators might require us to assess.  Therefore, this language is intended to provide us with the flexibility to respond to these requirements, and where allowed, consider passing them on to the customer.

COMMENT 5.         Periodic  Expenses  Table  (p. 9).

a.   Separate  Account  Charges.  Please  revise  the  presentation of Separate  Account  Annual  Expenses so  the  Mortality  and Expense  Risks  Charge  and  the  Administration  Charge  are  shown  as  independent line  items  followed by  a  Total  Separate  Account  Annual  Expense  for all  non-optional  charges.  As the  example  charges  are  based  on the  maximum  charges  for the  most  expensive combination of optional  benefits, please  consider  including a separate  line  showing  following the  GMWB 2-SL/JL Rider  line  to  show  the  combined sum  of  (i) the  total  separate  account  expenses  at  the  top  of the  table; plus  (ii)  the  most  expensive  combination of optional  riders  available.   In  a  footnote, state  the assumptions  used to  determine  the  rider  charges  and  say  that  total  charges  may be higher  or  lower  if actual  and assumed values  differ.  (The  Staff  does  not  object  if  you  assume  the  GMWB 2-SL/JL  rider benefit  base  and  variable  account  value  are  equal.).   If you choose  not  to include  this  total  charge information here, the  expense  example  preamble  should give  the  value  GMWB 2-SL/JL  rider charge used to  compute  the  figures  in  the  chart.   Also,  in a footnote  to  the  GMWB 2-SL/JL  rider bullet  point in the  preamble, please  explain the  assumptions  used  to  compute  this  charge.

                                 RESPONSE:  We revised the Periodic Expense table and added the GMWB 2-SL/JL rider to the expense example preamble.

                                 b.   Charges  Stated as Percentages  of  a Quarterly  Base.   Please  insert  the  word “annual”  before  the word “average”  in  the  parentheticals  in  the  first  column  of  the  table.

                                 RESPONSE:  We changed the column headings to reflect an “annual” charge.  However, we could not add to the parenthetical of the first column as this would not be correct.  Please see footnote 7 for the explanation of this calculation.

COMMENT 6.         Portfolio Expenses  (p. 10).  Please  confirm  that  any fee  waivers  reflected  in  the  table’s  portfolio expense  numbers  will  be  contractual  and  not  voluntary.

                                 RESPONSE:  The fee waivers reflected in the table’s portfolio expense numbers are contractual.

COMMENT 7.         Expense  Examples  (p. 12).

                                 a.   Example  Assumptions.  Please  confirm  that  the  expense  example  figures  will  reflect  contractual fee  waivers  only for  the  duration  of the  contractual  period.

                                 RESPONSE:  The expense example figures reflect contractual fee waivers only for the duration of the contractual period.

                                 b.   GMWB  2-SL/JL  Rider  Charge  (“GMWB  Charge”).  Please  identify the  amount  of the  GMWB Charge  in the  example  narrative.  What  facts  did  you  assume  in order  to  calculate  this  charge?  For instance,  if you calculated  it  assuming an Investment  Back  withdrawal  benefit  base  equal  to  the variable  account  value, state  this  in  a  footnote.   If  a  different  assumption  applies, provide  that information instead.

                                 RESPONSE:  We added a new footnote 1 after the example table.  Further, we are following the contract and the rider provision calculations as described in those documents.

COMMENT 8.         Summary: Investment  Limitations  (p. 12).   In the 2nd set of bullet points, please say where to find the current fund prospectuses mentioned in the 1st bullet point. Also in the 3rd bullet point, specifically name the riders and briefly summarize the investment limitations they impose (e.g., “the GMWB 2-SL/JL Rider requires contract owners to allocate 100% of their variable account assets to one of two designated balanced fund options for the life of the contract”).

                                 RESPONSE:  We modified the second set of bullet points to address the Staff’s concerns.

COMMENT 9.         Summary: Transfers  (p. 13).  The  reference  to  “[t]his  section”  in  the  last  sentence  immediately above  the  heading  “Surrenders”  is  unclear.  Does  it  refer  to  the  cross-referenced section in the  prior sentence  or the  entire  “Transfers”  section  in the  synopsis?  Please clarify.

                                 RESPONSE:  We clarified this by adding the word “Transfers” before the word “section.”

COMMENT 10.       Summary: Surrenders  (p. 13).  In  the  3rd primary  bullet, “total  surrenders”  could mean two different  things:  (a) surrender  of the  entire  contract;  or (b) requested partial  surrender value  plus related surrender charges.  Please  clarify or  define  in  the  glossary.  Also, if applicable, insert the word “cumulative” between “year,” and “partial surrenders” in the 2nd to last bullet point.

                                 RESPONSE:  We clarified this language to address the Staff’s concerns.

COMMENT 11.                     Summary: Charges  &  Deductions  (p. 13).

                                 a.   1st Bullet  Point.  Please  restate  for accuracy.  No  sales  charge  is  deducted  from  the  premium  value at the  time  of  payment.  However,  the  contract  still  imposes  a  sales  charge  on  premium  payments;  it just  does  so  through  a  CDSC.

                                 RESPONSE:  We clarified this language.

                                 b.   3rd Bullet  Point.  Please  include  the  names  of  the  optional  riders  and their  fees  in  the  summary  as you  have  done  for all  other contract-level  charges.

                                 RESPONSE:  We listed the optional riders and their fees.

COMMENT 12.       Summary: Death  Benefit  (p. 14).  Please  state  the  value  of the  standard death  benefit  and the default  form  of  payment.  Also, summarize  the  death benefit(s) provided by  the  optional  riders.

                                 RESPONSE:  We stated the value of the standard death benefit.  Regarding the default form of payment, we do not have one, as we pay to the state after the required period of time.  Last, we summarized the optional riders’ death benefits.

COMMENT 13.       Summary: Optional  Riders  (p. 14).  The  synopsis  should summarize  all  of  the  key features  of the offering.  See  Guide  7 to  Form  N-4.  Please  add a brief  description of each optional  rider, the  benefit it  provides, the  restrictions  it  imposes  and,  if  significant, the  consequences  of  specific  contract transactions  under the  rider (e.g., excessive  withdrawals  may  significantly  reduce  or completely eliminate  the  withdrawal  value  available  under the  rider...).

                                 RESPONSE:  We added a brief description of each optional rider.  With such changes, we are confident that our level of disclosure is consistent with the guidance in Item 7 of the N-4.

COMMENT 14.       Item  4(a): Condensed Financial  Information.  Please  include  a  cross-reference  indicating  the location of the  Condensed Financial  Information  in  the  Appendix.  The  cross-reference  should appear in the  place  where  the  Condensed Financial  Information  would  otherwise  have  appeared  in  the prospectus  pursuant  to Item  4(a).  See  Cova  Financial  Services  Life  Insurance  Co.,  et  al., SEC No- Action Letter (April  15, 1996).

                                 RESPONSE:  We made this change on page 16 of the attached, blackline draft of the prospectus.

COMMENT 15.       Accumulated Value  (pp. 17-18).  Please  supplementally  explain  to  the  Staff how  the  optional rider  charges  are  factored  into  total  Separate  Account  annual  expenses  (variable  “d”)  for the  purposes of the  net  investment  factor equation.  Specifically,  explain  how  the  following  sentence  works  when a fee  is  based  on  a  percentage  of  average  quarterly  accumulated  value:  “[t]he  Separate  Account charges  are  calculated by  dividing  the  annual  amount  of  the  charge  by  365 and multiplying by the number  of  days  in the  valuation  period.”  Do you base  the  annual  amount  of  the  charge  on  the  highest quarterly value?  If not,  how  does  this  calculation account  for  a  situation in which  the  sum  of  the  four quarterly  charges  is  more  than it  would be  if  the  quarterly  charge  was  annualized?   In  essence,  how does  this  work for  the  situations  described  in footnote  6 to  Periodic  Fee  Table?

                                 RESPONSE:  Contracts with a Premium Payment Credit Rider have a different net investment factor than contracts without it.  The GMWB rider charges are not part of the net investment factor.  Therefore, the “average quarterly accumulated value” is not used to calculate the GMWB charge.

COMMENT 16.       Telephone  and Internet  Services  (pp. 18-19).  The  acronym  “APR”  appears  in  the  4th bullet point  but  is  not  described until  page  49.  Please  define  it  in  the  glossary  or cross-reference  the  related prospectus  description.  Also, please  confirm  that  the  website  link under “Internet”  directs  the  reader to the  information  described.  The  Staff  was  not  able  to locate  it  from  the  current  URL.

                                 RESPONSE:  We defined APR in the glossary and revised the reference here.  The website link offers a secured login for customers.  Once a valid customer logs in, the contract information is viewable.

COMMENT 17.       Transaction  Fee  (p. 22).  Please  state  how  the  contractowner will  be  notified  if  Principal exercises  its  right  to  charge  this  fee  and make  corresponding changes  to  the  detailed  narrative  section later  in the  prospectus  (p. 47).  Provide  the  equivalent  for the  Annual  Fee  section on page  22 too.

                                 RESPONSE:  We added disclosure regarding notification to these sections.

COMMENT 18.       GMWB Charge  (p. 23). Please  be  more  specific  when you describe  the  deduction of this  charge. What  does  “taken  at  the  end  of  the  calendar quarter”  mean?  When is  the  charge  calculated?

                                 RESPONSE:  We clarified this language per the Staff’s comments.

COMMENT 19.       Fixed Account  and DCA Plus  Accounts  (p. 25).  The  disclosure  states  that  the  “Separate Account  expenses  are  not  assessed against  any  Fixed  Account  or DCA  Plus  Account  Values”  and that  the  Fixed  Account  accumulated  value  includes  interest  credited to  the  Fixed Account.   Please reconcile  these  statements  with the  assessment  of  the  Premium  Payment  Credit  Rider  maximum charge  described  in the  fee  table.

                                 RESPONSE:  Currently, the charge for the Premium Payment Credit Rider is taken from the Separate Account.  However, we are reserving the right to reduce the Fixed Account interest rate in the future.  We modified the table to better clarify this.

COMMENT 20.       Living Benefit: GMWB - Introduction  (p. 27).  As  this  contract  only offers  one  GMWB rider to new  contractowners, the  statement  that  purchasers  “may  have  only one  GMWB rider  on  [their] Contracts”  is  confusing.  Please  clarify or remove  it.

                                 RESPONSE:  We moved this sentence to the end of the paragraph to help clarify.  As existing clients may already have a rider, we need to keep the language.

COMMENT 21.       GMWB  Overview (pp. 27-29)

                                 a.   Significant  Consequences.  Please  use  some  visually distinguishable  font  (e.g.,  italics, bold, etc.) to highlight  the  last  sentence  of  the  “Bonus  feature”  description on page  27 and  the  sentence  on  the following page  which  begins  “[i]f you take  withdrawals  in an  amount  that  exceeds  an  available withdrawal  benefit  payment... .”

                                 RESPONSE:  We bolded both sentences.

                                 b.   Additional  death benefit  (p. 27).  If  correct, please  clarify that  certain death  benefit  options  are only  available  to eligible  beneficiaries.

                                 RESPONSE:  We added the word “eligible” to clarify the language.

COMMENT 22.       Withdrawal  Benefit  Base  (p. 30).  Please  clarify  the  practical  effect  of  the  last  sentence  under this  heading.

                                 RESPONSE:  We are informing the customer how to maintain benefits.  After the For Life withdrawal benefit base reduces to zero, the For Life withdrawal option is no longer available unless new premium payments are made.

COMMENT 23.       Withdrawal  Benefit  Payments: Tax Disclosure  (pp.  31-32).  Under the  “‘Joint  Life  For Life’ withdrawal  benefit  payments”  heading, the  first  “Note”  says  the  contract  will  be  interpreted and administered  according  to  the  Internal  Revenue  Code, but also  says  “[s]tate  variations  may  apply.” Please  explain the  2nd statement.  Likewise, please  explain  the  references  to “72t  distributions”  which appear  in  the  “Note”  section  under “Calculating the  For Life  Withdrawal  Benefit  Payment”  heading on the  following page.

                                 RESPONSE:  Some states permitting civil unions or same-sex marriage require insurance companies to allow partners to continue the contract under state law, even though federal law does not allow any tax benefit to accrue to the continuing partner.  The reference to 72t in the second “Note” is just an alert for the customer.  Under 72t, a customer can receive substantially equal payments without an IRS tax penalty, even if under age 59½.  However, these withdrawals are excess withdrawals.

COMMENT 24.       Excess  Withdrawals  (p. 34).  In  the  disclosure  after the  bold  heading “Effect  on  withdrawal benefit  base,”  please  provide  a  plain English  explanation  of  what  this  equation does.  For the  related equation  directly  below  it  (“Effect  on  remaining withdrawal  benefit  base”), add a similar plain English explanation, but also  describe  how  the  two  equations  are  different  in  a  practical  sense.

                                 RESPONSE:  We added disclosure clarifying these two equations.

COMMENT 25.       RMD  Program  (p. 35).  Please  visually  highlight  the  2nd sentence  in the  RMD  Program  “NOTE.”

                                 RESPONSE:  We bolded this sentence.

COMMENT 26.       GMWB  Step-Up (pp. 36-37).  What  is  the  practical  effect  of  the  “NOTE”  information?  Explain.

                                 RESPONSE:  If a customer takes withdrawals in amounts that reduce the remaining withdrawal benefit base to zero, the remaining withdrawal benefit base is not eligible for a GMWB Step-Up.  This remains true even if additional premium payments are made.  The product design and the rider costs will not support a GMWB Step-Up under this scenario.

COMMENT 27.       Effect  of the  Contract  Accumulated Value  Reaching Zero...” (pp. 37-38).  Identify  the  default withdrawal  option  that  applies  if  the  contractowner does  not  specify a choice.

                                 RESPONSE:  We added disclosure to address the Staff’s concern.

COMMENT 28.       Termination  and Reinstatement  of the  Rider  (p. 41).  Given  the  significance  of  the  first  sentence under this  heading, please  use  a  different  font  or some  other method  of  drawing attention  to it.

                                 RESPONSE:  We made this sentence bold.

COMMENT 29.       Premium  Payment  Credit  Rider  (pp. 45-46).  In addition  to  the  list  of factors  individual contractowners  should  consider (top  of  page  26), please  expressly identify  the  circumstances  in which  all  contractowners  will  be  worse  off  with  the  credit  than  without  it.

                                 RESPONSE:  We revised the language and laid out the scenarios that could affect customers.  This was necessary, as not all scenarios affect all customers.

COMMENT 30.       Annuity  Benefit  Payment  Options  (pp. 51-52).  Please  consider disclosing  the  minimum guaranteed  interest  rate  for  the  fixed  payout  options.

                                 RESPONSE:  The minimum guaranteed interest rate for the fixed payout options is dependent upon the customer’s selections.  Further, it varies between benefit options, the time the contract was issued, and future changes.  Trying to disclose this could make the prospectus quickly become out of date.  Therefore, after careful consideration, we did not make any change.

COMMENT 31.       Assignment  and Change  of Ownership (pp. 55-56). Please  state  any  significant  consequences either  of  these  actions  may  have  on  the  GMWB Rider, if  any.

                                 RESPONSE:  We added language for these two sections and the “Beneficiary” section.

COMMENT 32.       Distribution  of the  Contract  (p. 58).  If  Princor  is  an affiliated company, please  state  this  and disclose  how  it  is  affiliated with the  registrant.

                                 RESPONSE:  We revised the language regarding Princor’s affiliation with Registrant.

COMMENT 33.       Principal  Life  Insurance  Company  Separate  Account  B (p. 62).  Please  revise  the  disclosure describing the  insurance  company’s  general  and separate  account  obligations  so  a  reader will understand  how  that  distinction  applies  to  the  optional  living benefits  offered.  Specifically, explain that  if the  optional  benefit  value  exceeds  the  value  in  the  separate  account, benefit  payments  based  on that  excess  are:  (1) obligations  of the  general  account, not  the  separate  account;  and (2) subject  to  the rights  of  the  insurance  company’s  other creditors  and, ultimately,  its  overall  claims  paying ability.

                                 RESPONSE:  We revised this disclosure language to address the Staff’s concerns.

COMMENT 34.       Item  5(f) Disclosure.   Please  provide  the  information required by  Item  5(f)  of  Form  N-4 or confirm  that  the  prospectus  includes  all  the  disclosure  responsive  to this  requirement.

                                 RESPONSE:  We added language on page one of the prospectus.  In addition, a phone number is provided in Section 1, The Contract/Telephone Services and Section 11, General Information About The Company/The Underlying Mutual Funds.  We believe the disclosure complies with this Form N-4 requirement.

COMMENT 35.       Legal  Proceedings  (p. 63).  If correct, please  disclose  that  there  are  also no legal  proceedings involving Registrant’s  principal  underwriter, depositor  or any of Registrants  subsidiaries  for which disclosure  is  required under  Item  13 of Form  N-4.

                                 RESPONSE:  We revised the language pursuant to Item 13 of Form N-4.

COMMENT 36.       Householding (p. 63).  Please  confirm  that  Principal’s  householding policy  is  administered  in  a manner consistent  with  Rule  30e-1(f) under the  Investment  Company Act.

                                 RESPONSE:  We confirm this.

COMMENT 37.       Payments  to Financial  Intermediaries  (pp. 63- 64). Per Item  6(d) of Form  N-4, please  state  the commissions  paid to  dealers  as  a  percentage  of  purchase  payments  or point  the  Staff  to  the prospectus  section where  this  information is  already disclosed.   Also, with  respect  to  the  fund  of funds, please  include  narrative  disclosure  clarifying  whether  any  underlying  funds  pay  12b-1 fees  to the  Insurance  Company or  its  affiliates.

                                 RESPONSE:  The commissions paid to dealers are provided under the subsection entitled “Distribution of the Contract” of Section 9, Additional Information About The Contract.  Further, we added disclosure regarding the fund of funds and 12b-1 fees.

COMMENT 38.       Table  of Separate  Account  Divisions  (pp. 66-76).  In  the  description of any fund that  is structured as  a  fund of funds, please  indicate  this  in the  summary.

                                 RESPONSE:  We added a parenthetical to each fund that is a fund of funds.

COMMENT 39.       Principal  Underwriter  (SAI, p. 3).  Please  confirm  that  all  the  information  responsive  to Item 20(d) is  disclosed  or will  be  included when the  filing  is  updated to include  the  required  financials.

                                 RESPONSE:  We confirm this.

COMMENT 40.       Calculation  of Performance  Data (SAI, pp. 5-9).

                                 a.   Performance  Presentations.  When  describing  each  type  of  performance  calculation, please clarify  which formulas  represent  those  “in accordance  with the  standards  defined by  the  SEC”  and those  that  are  not, as  well  as  the  differences  between the  two.

                                 RESPONSE:  We added language to clarify this.

                                 b.   Non-Standardized Performance  and  Premium  Payment  Credits.  Please  note  that  if a bonus/credit  enhancement  is  reflected  in non-standardized performance, the  CDSC must  also  be reflected.   Consequently, the  table  on  page  9  of  the  SAI is  not  permitted because  it  shows hypothetical  performance  of  contracts  with  the  Premium  Payment  Credit  Rider but without  the Surrender Charge.  Please  remove  it.

                                 RESPONSE:  The performance calculations for this table include the higher fee, but not the credit.  Therefore, the table is permissable.

COMMENT 41.       Item  24(b)(8) (Part  C).  Under Item  24(b)(8), the description of (8h1) and (8h2)  identifies  these exhibits  as  “Form  of”  Participation  and “Rule  22c-2 Agreements  “with  Principal  Variable  Contracts Funds  (as  filed  on  May  1, 2008),” respectively.  Please  file  copies  of  the  actual  agreement(s) as required by  Item  24  of  Form  N-4  or,  in your  response  letter, affirmatively  represent  that  the corresponding real  agreements  are  all  substantially identical  to  the  forms  previously filed as  Exhibits.

                                 RESPONSE:  We affirmatively represent the forms previously filed are all substantially identical to the actual agreements.

COMMENT 42.       Item  29(b) (Part  C).  Please  provide  the  principal  business  address  for Deborah  J. Barnhart  or include  the  same  footnote  reference  that  applies  every other Principal  Financial  Group director, officer  or partner  in the  chart.

                                 RESPONSE:  We added the footnote for Ms. Barnhart.

                                                                        *          *          *

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (515) 362-2384 with any questions or comments.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick

Counsel - Law Department

Principal Financial Group

S-006-W86

711 High Street

Des Moines, IA  50392

Direct (515) 362-2384

FAX (866) 496-6527

pierick.jeff@principal.com

JMP/kcr

Enclosure